SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1
B3 (CPLE3)
NYSE (ELPC)
LATIBEX (XCOPO)

Disclosure of Material Shareholding Acquisition

COPEL (the “Company”) hereby informs its shareholders and the market in general that, in compliance with CVM Resolution No. 44/2021, as amended by CVM Resolution No. 60/2022, it received a letter from BlackRock, Inc. (“BlackRock”) on February 05, 2026, informing it of the acquisition of part of its shareholding in the Company, now holding a total of 154,134,474 (one hundred fifty-four million, one hundred thirty-four thousand, four hundred seventy-four) common shares, representing approximately 5.17% of the total shares issued by Copel, as shown in the correspondence below.

Curitiba, February 06, 2026

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

Página 1 de 2 Companhia Paranaense de Energia – COPEL Rua José Izidoro Biazetto, nº 158, bloco A CEP 81200-240 Curitiba, PR, Brasil At.: Sr. Felipe Gutterres Ramella Diretor de Relações com Investidores Tel.: 55 (41) 3331-4269 E-mail: acionistas@copel.com; e ri@copel.com 05 de fevereiro de 2026 COMPANHIA PARANAENSE DE ENERGIA – COPEL – Divulgação de Aquisição de Participação Acionária Relevante Prezados Senhores, 1 A BlackRock, Inc. (“BlackRock”) vem, em nome de alguns de seus clientes, na qualidade de administrador de investimentos, informar que adquiriu ações ordinárias emitidas pela Companhia Paranaense de Energia – COPEL (“Companhia”), sendo que, em 03 de fevereiro de 2026, suas participações, de forma agregada, passaram a ser 148.301.789 ações ordinárias e 1.458.171 American Depositary Receipts (“ADRs”), representativos de 5.832.685 ações ordinárias de emissão da Companhia, totalizando 154.134.474 ações ordinárias de emissão da Companhia, representando 5,167% do total de ações ordinárias emitidas pela Companhia, além de 690.443 instrumentos financeiros derivativos referenciados em ações ordinárias com liquidação financeira, representando aproximadamente 0,023% do total de ações ordinárias emitidas pela Companhia. 2 A fim de atender o disposto no artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, datada de 23 de agosto de 2021, a BlackRock, por meio desta, solicita ao Diretor de Relações com Investidores da Companhia a divulgação das seguintes informações à CVM e aos demais órgãos competentes: (i) BlackRock tem sede registrada em 55 East 52nd Street, Cidade de Nova Iorque, Estado de Nova Iorque 10022-0002, Estados Unidos da América; (ii) as participações societárias detidas pela BlackRock passaram a ser, de forma agregada, passaram a ser 148.301.789 ações ordinárias e 1.458.171 ADRs, representativos de 5.832.685 ações ordinárias de emissão da Companhia, totalizando 154.134.474 ações ordinárias de emissão da Companhia, representando 5,167% do total de ações ordinárias emitidas pela Companhia, além de 690.443 instrumentos financeiros derivativos referenciados em ações ordinárias com liquidação financeira, representando aproximadamente 0,023% do total de ações ordinárias emitidas pela Companhia, conforme especificado no item 1 acima; Página 2 de 2 (iii) o objetivo das participações societárias acima mencionadas é estritamente de investimento, não objetivando alteração do controle acionário ou da estrutura administrativa da Companhia; e (iv) não foram celebrados, pela BlackRock, quaisquer contratos ou acordos que regulem o exercício de direito de voto ou a compra e venda de valores mobiliários emitidos pela Companhia. 3 Permanecemos à disposição para quaisquer esclarecimentos ou comentários adicionais que julguem necessários quanto ao assunto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 6, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.